UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Section 13A-16 OR 15D-16 of The Securities Exchange Act of 1934

For the month of August 2022

Commission File Number 001-40306

UTime Limited

(Translation of registrant’s name into English)

7th Floor, Building 5A

Shenzhen Software Industry Base, Nanshan District

Shenzhen, People’s Republic of China 518061

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒     Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐.

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐.

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

UTime Limited, a Cayman Islands business company (the “Company”) is furnishing this report on Form 6-K to report the termination of BDO China Shu Lun Pan Certified Public Accountants LLP (“BDO”) effective August 29, 2022 (the “Effective Date”) and that the Company has appointed Audit Alliance LLP. (“AA”) as its independent registered public accounting firm of the Company effective August 29, 2022 and for the fiscal year ended March 31, 2022.

The termination of BDO and the appointment of AA have been considered and approved by the Company’s audit committee of the board of directors. The audit reports of BDO on the consolidated financial statements of the Company as of and for the fiscal years ended March 31, 2021 and 2020 did not contain any adverse opinion or disclaimer of opinion, nor was it qualified or modified as to uncertainty, audit scope, or accounting principles, except that the audit report on the March 31, 2020 consolidated financial statements included an explanatory paragraph that described factors that raised substantial doubt about the Company’s ability to continue as a going concern. There were no disagreements with BDO on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedures, from the time of BDO’s engagement up to the date of termination which disagreements that, if not resolved to BDO’s satisfaction, would have caused BDO to make reference in connection with its opinion to the subject matter of the disagreement. Other than material weaknesses identified in the Company’s internal control over financial reporting related to (i) the Company’s lack of sufficient qualified financial reporting and accounting personnel with an appropriate knowledge under accounting principles generally accepted in the United States (“U.S. GAAP”) and (ii) the Company’s lack of comprehensive accounting policies and procedures manual in accordance with U.S. GAAP, no “reportable events”, as that term is described in Item 16F(a)(1)(v) of Form 20-F, occurred during the fiscal years ended March 31, 2021 and 2020 and through the Effective Date.

The Company provided BDO with a copy of this Form 6-K and requested that BDO provides the Company with a letter addressed to the Securities and Exchange Commission stating whether it agrees with the above statements. A copy of BDO’s letter is furnished as Exhibit 99.1 to this Form 6-K.

During the Company’s two most recent fiscal years and through the subsequent interim period on or prior to the appointment of AA, neither the Company nor anyone on its behalf has consulted with AA regarding either (a) the application of accounting principles to a specified transaction, either completed or proposed, or the type of audit opinion that might be rendered on the Company’s consolidated financial statements, and neither a written report nor oral advice was provided to the Company that AA concluded was an important factor considered by the Company in reaching a decision as to the accounting, auditing or financial reporting issue; or (b) any matter that was the subject of a disagreement (as defined in Item 304(a)(1)(iv) of Regulation S-K and the related instructions) or a reportable event (as described in Item 304(a)(1)(v) of Regulation S-K).

The Company intends to use this Form 6-K and the accompanying exhibit to satisfy its reporting obligations under Item 16F(a) of its Form 20-F for the fiscal year ended March 31, 2022 to the extent provided in and permitted by Paragraph 2 of the Instructions to Item 16F of Form 20-F and plans to incorporate Exhibit 99.1 reference into its Form 20-F to the extent necessary to satisfy such reporting obligations.

EXHIBIT INDEX

Exhibit No.	Description
99.1	Letter from BDO China Shu Lun Pan Certified Public Accountants LLP to Securities and Exchange Commission, dated August 31, 2022

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: August 31, 2022	UTime Limited (Registrant)

	By:	/s/ Minfei Bao
	Name:	Minfei Bao
	Title:	Chief Executive Officer

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